February 12, 2019

Mark C. Jensen
Chief Executive Officer
American Resources Corporation
9002 Technology Drive
Fishers, IN 46038

       Re: American Resources Corporation
           Amendment No. 5 to Registration Statement on Form S-1
           Filed February 6, 2019
           File No. 333-226042

Dear Mr. Jensen:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 20, 2018 letter.

Registration Statement on Form S-1/A filed February 6, 2019

The Series A Preferred Shareholders will have the ability ..., page 39

1. Please disclose how all the stock issuances reported in Note 8 - Subsequent Events, (F-
       12), the potential number of shares issuable with this offering, and the outstanding common stock equivalents on an as-converted basis, including warrants in the money and other convertible instruments (i.e., ARC Business Loan), can potentially trigger or has triggered the anti-dilution rights of Series A preferred shareholders in order that they can maintain their 72% ownership interest. Quantitatively and qualitatively, based on the outstanding shares and common stock equivalents on an as-converted basis as of the effective date of this offering, illustrate how the Series A preferred shareholders' ownership interest shall be adjusted to Seventy-Two
Percent (72.0%)
 Mark C. Jensen
FirstNameResources Corporation
American LastNameMark C. Jensen
Comapany NameAmerican Resources Corporation
February 12, 2019
February 12, 2019 Page 2
Page 2
FirstName LastName
         through the immediate issuance of such number of shares of common stock to cure the deficiency, if any. We understand from your disclosure on page 94 that such "anti-
         dilution protection shall include the effect of any security, note, common stock equivalents, or any other derivative instruments or liability issued or outstanding during the anti-dilution period that could potential(ly) cause dilution during the anti-dilution period or in the future."
Capitalization, page 45

2.       Please revise your Capitalization disclosure to address the following:
           explain in the first paragraph the nature and purpose of the pro forma adjustments;
           indicate that the As Adjusted information is pro forma as adjusted; provide a more specific description and quantification of the subsequent
            event transaction referenced in pro forma note 10; and
           give effect to the $6.5 million loan agreement dated as of December 31, 2018 as disclosed on page F-12. Clarify whether the difference between the proceeds received to date and the loan value constitutes remaining loan availability or a discount on the loan. State how the proceeds will be used in conjunction with the proceeds from this offering.
         .
Notte 8 - Subsequent Events, page F-12

3. Please provide us your analysis underlying your conclusion that the set of assets and liabilities acquired by Wyoming from Synergy Coal LLC did not constitute a business as suggested by your pro forma presentation on page 45. Citing the guidance in paragraphs
         805-10-55-3A through 55-6 and 805-10-55-8 through 55-9, please address:
           how you determined that substantially all of the acquisition is made up of one asset or several similar assets. In this regard, we note Synergy's conveyance of real property, leases, insurance (including umbrella policies and workmen's compensation), and employees, subject to your assumption of the UMWA Agreement, the Coal
             Agreement and Other Assignments and Assumptions.
           whether the set of assets include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create output. In this regard, refer to paragraphs 5D and 5E of ASC 805-10-55.

         Additionally, please disclose how you determined and allocated the purchase price.
         Considering the significance of this acquisition, please be reminded of the pro forma and audited historical financial statement requirements for an acquired business. Refer to
         Rules 8-04 and 8-05 of Regulation S-X.
 Mark C. Jensen
American Resources Corporation
February 12, 2019
Page 3
4. We note that your pro forma capitalization table on page 45 reflects the effect of a non-
      binding letter of intent that you entered into with an unrelated party on February 4,
      2019 for the acquisition of stock and membership interests of entities with non-operating assets consisting of surface and mineral ownership and other related agreements. In this regard, please revise the following:
        your disclosure of this transaction to reflect the final terms of the actual contractual agreements, stipulating the consideration paid, the assets acquired and the liabilities assumed.
        your pro forma presentation on page 45 to reflect the actual contact terms.

      Additionally, please provide us an analysis (similar to your analysis of the Synergy/
      Wyoming transaction) explaining whether such transaction would be accounted for as an acquisition of assets or a business. Please file the related contracts in your next amendment.
       You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or
Robert S. Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact William
Mastrianna, Attorney-Adviser, at (202) 551-3778 or Celeste M. Murphy, Legal Branch Chief, at
(202) 551-3257 with any other questions.



                                                            Sincerely,
FirstName LastNameMark C. Jensen
                                                            Division of
Corporation Finance
Comapany NameAmerican Resources Corporation
                                                            Office of
Telecommunications
February 12, 2019 Page 3
cc:       Clifford Hunt
FirstName LastName